Exhibit 99.2

27 October 2026

Quarterly Activities Report

September 2026

Elevra Lithium Limited (“ELV” or “Company”) (ASX: ELV; NASDAQ: ELVR) delivered record ore mined and processed at North American Lithium, second highest production on record, increased sales volumes, higher realised pricing and reduced unit cost of sales.

North American Lithium

•
Safety performance at North American Lithium (NAL) was impacted by a number of musculoskeletal injuries that affected the total recordable injury frequency rate (TRIFR). NAL is responding by strengthening safety coaching, leadership visibility and critical risk controls.

•
Ore mined increased by 25% quarter on quarter (QoQ) with a record 466,499 wet metric tonnes (wmt) mined. Total material mined increased by 12% QoQ as the operation moved into areas with thicker veins which reduced waste stripping and mining.

•
Process plant utilisation remained high at 91% in the September 2026 quarter, consistent QoQ despite a major planned shutdown, demonstrating the operation’s ability to maintain strong plant performance through a major shutdown period.

•	Mill throughput reached a new quarterly record and lithium recoveries averaged 70% for the September 2026 quarter, in line with the previous quarter.

•
Spodumene concentrate production increased by 1% QoQ to 54,907 dry metric tonnes (dmt) at an average grade of 5.1%, with high mill utilisation, throughput and lithium recovery generating the second-best quarterly production performance on record.

•
Spodumene sales were 58,134 dmt at an average realised selling price[1] (FOB) of US$1,276/dmt (US$1,524/dmt SC6), resulting in revenue of US$74 million. Unit operating costs per tonne sold (FOB) were US$780/dmt, a 14% decrease compared to US$907 in the prior quarter delivering an operating cash margin of US$476/dmt sold.

•	Capital expenditure of US$9 million for the September 2026 quarter was related to various planned NAL sustaining capital projects and the NAL Expansion.

Growth Projects

NAL Expansion

•
The NAL Expansion project moved into execution during the September 2026 quarter, with detailed engineering, long-lead item procurement, installation activities and demolition of NAL’s legacy carbonate plant underway.

1 The average realised selling price of US$1,276/dmt (FOB) was estimated with reference to spot price indices at 30 September 2026. The final pricing for these shipments will settle in the December Quarter and may be higher or lower than the estimated realised price.

QUARTERLY ACTIVITIES REPORT • September 2026	1

Moblan

•	Fieldwork continued to document baseline environmental conditions to support associated permitting activities.

•	Scoping study was commenced to evaluate plant sizing and project staging scenarios, built on the 2024 Moblan Definitive Feasibility Study.

Carolina Lithium

•	Elevra continued to advance permitting for the integrated Carolina Lithium Project, with a draft air permit issued for public comment by the North Carolina Division of Air Quality.

Western Australia

•
Consistent with Elevra’s focus on capital management and developing its North American project portfolio, the Company completed the sale of its rights in tenement E45/2364 (Tabba Tabba) and announced a proposal to expand the Morella Lithium Joint Venture.

Corporate

•
Shareholders approved all five resolutions at the Company’s Extraordinary General Meeting on 16 July 2026, including the issuance of the Upfront Tranche of convertible notes to Canada Growth Fund (CGF)[2]. Following receipt of shareholder approval, Elevra subsequently issued US$46 million (C$65 million) of convertible notes to CGF[3].

•
Elevra executed a binding supply agreement with Mangrove Lithium for spodumene concentrate produced at NAL. Pricing is market-based with a floor price of US$1,000/t (SC6). The agreement is subject to satisfaction of certain conditions, including Mangrove securing financing and taking a Final Investment Decision for a conversion facility proposed to be developed in Eastern Canada[4].

•	Subsequent to the end of the period, Elevra executed a binding spodumene concentrate supply agreement with LG Energy Solution for 240,000 dmt on 8 October 2026[5].
•
On 16 October 2026, Elevra announced that its Board will reduce from 8 to 6 Directors following the conclusion of the 2026 Annual General Meeting (AGM), with Non-Executive Directors Allan Buckler and Jorge Beristain to resign at the close of the meeting[6].

•
On 26 October 2026, Elevra completed the sale of its interests in the Ewoyaa Project to Zhejiang Huayou Cobalt Co., Ltd. (Huayou) for approximately US$71 million in cash, further concentrating the portfolio in North America[7].

•
Cash at the end of the September 2026 quarter was US$319 million, an increase of US$63 million from June 2026 reflecting the receipt of proceeds from the issuance of convertible notes and cash generated from operations. Net cash was US$240 million (June 2026: US$200 million), inclusive of the convertible note facility balance of US$46 million (June 2026: Nil) and prepayment facility balance of US$33 million (June 2026: US$55 million).  This balance does not include the Ewoyaa sale proceeds.

2 ASX release 16 July 2026 “Results of 2026 Extraordinary General Meeting”.
3 ASX release 3 August 2026 “Issuance of Upfront Tranche of Convertible Notes”.
4 ASX release 21 August 2026 “Binding Agreement concluded with Mangrove Lithium.”
5 ASX release 8 October 2026 “Spodumene Supply Agreement signed with LG Energy Solution”.
6 ASX release 16 October 2026 “Planned Board Transition Announced”.
7 ASX release 26 October 2026 “Sale of Ewoyaa Interest Completed”.

QUARTERLY ACTIVITIES REPORT • September 2026	2

Management Commentary

The September 2026 quarter was a strong start to FY27 with record mining and processing volumes at NAL, a significant uplift in sales volumes and revenues, and continued progress in executing the NAL Expansion.

At NAL, the team delivered record ore mined of 466,499 wmt and the mill processed 364,987 dmt, the first quarter in NAL’s history processing more than 360,000 dmt of ore. Mill utilisation remained above 90% despite a major planned concentrator shutdown.  Concentrate production of 54,907 dmt was the second-highest quarter on record.

Concentrate sales of 58,134 dmt at an average realised selling price of US$1,276/dmt (FOB) (US$1,524/dmt SC6) generated revenue of US$74 million, a 137% increase on the prior quarter.  The average realised selling price of US$1,276/dmt (FOB) was estimated with reference to spot price indices at 30 September 2026 as the final pricing for these shipments will settle in the December Quarter. Unit operating costs decreased 14% to US$780/dmt sold, reflecting higher sales volumes and demonstrating NAL’s ability to reduce unit costs with consistent production.

While operational performance was strong, safety performance did not meet our expectations with six recordable injuries during the September quarter. No common causal factor was identified and in response, NAL is reinforcing the fundamentals of effective safety management through increased coaching, visible leadership in the field and consistent application of critical risk controls.

Project development work accelerated at NAL, with the Expansion moving from planning into execution during the September 2026 quarter. Environmental studies and permitting work advanced at Moblan and Carolina Lithium, with the latter receiving a draft air permit from the North Carolina Division of Air Quality. We also commenced the Scoping Study for Moblan to complete our evaluation of optimal plant sizing and development staging.

Lithium prices were volatile during the September 2026 quarter, which is normal for an immature market growing at a rapid pace. Prices rallied through August, then eased through September into October as the market weighed visible demand growth and market tightness against speculation of future battery production curtailments. While price swings have been meaningful, we view this as an ordinary fluctuation of a developing market and not a fundamental change in the demand outlook.

Taking a step back, pricing ended the September 2026 quarter at strong levels relative to recent history. Demand has proven resilient despite the negative headlines. Electric vehicle sales continue to grow globally, with increasing battery sizes and the electrification of heavy-duty fleets offsetting moderating unit sales growth, and energy storage systems providing a secondary, fast-growing source of demand.

We remain confident in the outlook for lithium and Elevra is in a strong financial position with US$319 million of cash at 30 September 2026 and the additional cash (US$71 million) subsequently received from the sale of our Ewoyaa interest. With the NAL expansion project fully funded, we are well positioned to continue to operate safely and execute our near-term growth initiatives at NAL.

Mr Lucas Dow
Managing Director and CEO

QUARTERLY ACTIVITIES REPORT • September 2026	3

Operational Financial Performance

	Unit	Q1 FY27	Q4 FY26	QoQ Variance	FY27	FY26	YoY Variance
North American Lithium[8]
Ore mined	wmt	466,499	372,938	25%	466,499	338,341	38%
Ore processed	dmt	364,987	358,806	2%	364,987	341,780	7%
Recovery	%	70	71	(1%)	70	69	1%
Concentrate produced	dmt	54,907	54,479	1%	54,907	52,003	6%
Concentrate grade produced	%	5.1	5.0	0.1%	5.1	5.2	(0.1%)
Concentrate sold	dmt	58,134	33,977	71%	58,134	25,975	124%
Average realised selling price (FOB)[9]	US$/dmt	1,276	921	39%	1,276	784	63%
Revenue	US$M	74	31	137%	74	20	264%
Unit operating cost per tonne sold (FOB)[10]	US$/dmt	780	907	(14%)	780	818	(5%)
Group
Cash balance	US$M	319	255	25%	319	98	225%
USD : CAD		$1.40	1.38	1%	1.40	1.38	2%
USD : AUD		$1.42	1.41	0%	1.42	1.53	(7%)

Health and Safety

Health and safety performance during the September 2026 quarter was impacted by a number of musculoskeletal injuries which contributed to an increase in recordable injuries. Total hours worked increased by 20% during Q1 FY27, primarily reflecting the growing level of activity associated with the NAL Expansion and reinforcing the importance of consistent safety standards and effective risk controls across all work groups.

In response, NAL is strengthening the fundamentals of safety management through increased coaching, visible field leadership, consistent application of critical risk controls and renewed emphasis on the tools available to workers and supervisors. These initiatives are focused on embedding consistent safety practices to maintain a culture of risk awareness, accountability, and operational excellence.

ESG and Community Engagement

Environmental studies associated with future stages of the NAL Expansion and development at Moblan progressed as planned.

Elevra continued to strengthen its relationships with local communities, stakeholders and government representatives across its operating and development hubs. These activities reflect Elevra’s continued focus on responsible environmental management, transparent communication and constructive relationships with the communities in which it operates and is developing projects.

8 Numbers presented may not add up precisely to the totals provided due to rounding.
9 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec (to July 2026) or Trois-Rivières (July 2026 onwards).
10 Unit operating cost per tonne sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec (to July 2026) or Trois-Rivières (July 2026 onwards).

QUARTERLY ACTIVITIES REPORT • September 2026	4

North American Lithium

Mining

Ore mined of 466,499 wmt was 25% higher than the previous quarter.

Mining activity during the September 2026 quarter continued to focus on executing the planned mine development sequence to optimise ore availability, stockpiles and feed quality ahead of the winter season and NAL expansion plans while aligning with processing plant requirements. Mining progressed into areas hosting thicker veins, including the Marvelous zone, which established a new quarterly record for ore mined and ore uncovered (494,467 wmt, +40% QoQ). This contributed to an increase in waste mined, which increased by 11% compared to the June 2026 quarter, but a decrease in the strip ratio.

The feed grade of ore delivered to the ROM stockpile averaged 1.08% Li2O for the September 2026 quarter, an improvement from 1.06% Li2O in the previous quarter.

Production

Production increased to 54,907 dmt of spodumene concentrate at an average grade of 5.1% for the September 2026 quarter.

The mill processed 364,987 tonnes of ore during the September 2026 quarter, up 2% QoQ, marking a second consecutive quarterly record supported by strong operation of the crushing circuit and increased throughput.

Mill utilisation was 91%, the third consecutive quarter above 90%, despite a major planned shutdown which reduced availability in the second half of the quarter. Crushing plant performance continued to aid operational stability with 388,158 wmt crushed during the period.

The average feed grade increased to 1.10% Li2O in the September 2026 quarter from 1.07% Li2O in the June 2026 quarter. Good ore sorting performance at the ROM pad and in the crushing circuit assisted in maintaining Li2O recovery at 70% for the quarter.

QUARTERLY ACTIVITIES REPORT • September 2026	5

Figure 1: NAL Global Recovery and Mill Utilisation

Figure 2: NAL Concentrate Production and Unit Operating Costs (per tonne sold)

QUARTERLY ACTIVITIES REPORT • September 2026	6

Sales

NAL revenue was US$74 million for the September 2026 quarter, reflecting an increase in tonnes sold and average realised pricing.

Revenue increased by 137% QoQ as a result of a 71% increase in spodumene concentrate tonnes sold and a 39% increase in the average realised selling price per tonne (FOB). Total spodumene concentrate tonnes sold during the September 2026 quarter was 58,134 dmt, with two cargoes sold during the quarter.

The average realised selling price (FOB) for the September 2026 quarter was US$1,276/dmt (US$1,524/dmt SC6). The average realised selling price was estimated with reference to spot price indices at 30 September 2026. The final pricing for these shipments will settle in the December Quarter and may be higher or lower than the estimated realised price.

The 39% QoQ increase in realised pricing reflects Elevra’s commercial strategy to link sales to market-based spodumene concentrate prices. Elevra’s future committed sales volumes will be priced on prevailing spodumene prices at the time of sale or post arrival at the port of discharge, depending upon the contract terms. This is expected to more accurately align realised prices with market prices.

Lithium prices were volatile during the September 2026 quarter, rallying in August before easing in September and into October as the market weighed concerns over the pace of future demand growth and changes in reported levels of lithium inventories in China. Despite this, the market for spodumene concentrate remained tight with consecutive record monthly Chinese spodumene imports in August and September 2026, rising electric vehicle penetration rates, and the continued growth of ESS battery production and shipments.

A total of 37,173 dmt of spodumene concentrate finished goods was stockpiled at NAL, in transit or at the port as at 30 September 2026.

Costs

Unit operating costs per tonne sold (FOB) decreased 14% quarter on quarter to US$780/dmt sold reflecting the increase in shipment volumes and strong operating performance

NAL production costs declined 2%, while the 25% increase in ore mined and sustained concentrate production of 55kt, up 1% QoQ, provided volume leverage across the operation, supporting lower inventory unit costs.

Total ore mining and waste stripping costs increased by 12% QoQ, consistent with the 12% increase in total material moved, this was offset by a 14% QoQ reduction in ore processing costs driven by improved crusher performance, plant reliability, maintenance and operational efficiencies.

Foreign exchange also contributed favourably, with a stronger US dollar relative to the Canadian dollar reducing reported costs by approximately US$9/dmt sold.

QUARTERLY ACTIVITIES REPORT • September 2026	7

Growth Projects

NAL Brownfield Expansion

In September 2026, Elevra published a Pre-Feasibility Study (PFS) for the NAL Brownfield Expansion11. The PFS outlined a pathway to increasing annual production and confirmed the strong economics of the staged expansion outlined in the May 2026 Scoping Study12.

The PFS supports an increase in annual spodumene concentrate production from approximately 199 thousand tonnes per annum (ktpa) to 373ktpa following the expansion, 10% above the May 2026 Scoping Study - with the uplift driven by better mill feed grades largely due to the inclusion of benefits from ore sorting. The PFS also demonstrates the unit cost benefits of the expansion, with life-of-mine average C1 operating costs reducing to US$630/t (C$851/t) post-expansion, a 16% reduction compared to the no expansion case. The production target is underpinned by NAL’s Ore Reserves of 47.2 Mt at 1.12% Li2O, supporting a 20-year mine life under the expansion.

The expansion will be delivered in three stages. Stage 1 lifts throughput to the permitted 4,500 tonnes per day (tpd) milling throughput rate for a 15-20% increase in annual spodumene production capacity. Stage 2 expands milling, flotation and filtration capacity to expand milling throughput to 6,500 tpd. Stage 3 adds a new permanent crushing circuit and enhanced ore sorting capacity aligned with the increased throughput to deliver the full cost and production benefits.

Development activities progressed during the September 2026 quarter as the project moved from study into execution following the late-June groundbreaking13. Detailed engineering continued and procurement packages for long-lead items were issued, while demolition of NAL’s legacy carbonate plant began as did equipment installation.

The NAL Brownfield Expansion remains on schedule, on budget and fully funded through the Strategic Financing Package announced in May 202614.

Moblan

At the Moblan Project, an updated Scoping Study evaluating optimal plant sizing and project development staging advanced following the award of engineering packages.

Environmental fieldwork continued during the September 2026 quarter, documenting the hydrological environment and groundwater to inform future development options and permitting requirements.

Permitting remains the critical path for development and Elevra’s immediate priorities are centred on advancing baseline environmental studies and associated permitting activities.

11 ASX release 7 September 2026 “NAL Expansion Pre-Feasibility Study”.
12 ASX release 12 May 2026 “Updated NAL Expansion Scoping Study Defines Faster Growth and Lower Costs”.
13 ASX release 29 June 2026 “NAL Expansion Update”.
14 ASX release 12 May 2026 “Transformational Financing Package to Accelerate Growth”.

QUARTERLY ACTIVITIES REPORT • September 2026	8

We have commenced a Scoping Study, building on the 2024 Definitive Feasibility Study, to incorporate the project’s expanded resource base and evaluate optimal plant sizing and staged development options. The Scoping Study is expected to be completed in the second quarter of FY27.

Carolina Lithium

During the September 2026 quarter, Elevra continued to advance permitting and stakeholder engagement activities for the Carolina Lithium Project. The final draft air permit from the North Carolina Division of Air Quality was issued for public comment and a public hearing was held in October 2026. Additionally, an open invitation was extended to the community to attend a public meeting at our Cherryville office.  The open meeting was held to provide the community with a project update and allow the opportunity to ask questions.

Western Australia

In August 202615, Elevra completed the sale of its pegmatite rights over exploration license E45/2364 (Tabba Tabba) to Wildcat Resources Limited (ASX:WC8) (Wildcat). Total consideration for the sale was A$16 million, comprising A$5 million in cash on completion, A$8 million in Wildcat shares and A$3 million in deferred cash payable six months after Wildcat announces a completed feasibility study for the project. Elevra maintained exposure to the E45/2364 tenement through a contingent royalty payment of A$0.70 per tonne for each tonne of JORC Mineral Resource that Wildcat announces within the tenement.

The Wildcat shares obtained from the sale of Tabba Tabba were subsequently sold for a realised value of A$9.13 million.

Tenure and access matters affecting the Morella-Elevra JV’s Tabba Tabba East (E45/4703) and Strelley (E45/5288) tenements remain subject to ongoing Warden’s Court proceedings concerning Wildcat’s miscellaneous licence applications L45/912 and L45/848 respectively. The JV supports practical coexistence arrangements that accommodate regional development and protect its existing rights.

Also, in August 202616, Elevra and Morella Corporation Limited (ASX: 1MC) (Morella) announced an indicative, non-binding term sheet to expand the Morella Lithium Joint Venture, in which Elevra holds a 49% interest. Under the proposal, Elevra would contribute four additional Western Australian exploration projects to the joint venture and Morella can earn a 51% interest in the projects by funding A$300,000 of exploration expenditure within two years of signing a definitive agreement. The proposal remains subject to execution of definitive transaction documents and receipt of any required approvals.

These transactions are part of regular portfolio evaluation and optimisation as Elevra simplifies its corporate structure and reduces the cost of maintaining a standalone exploration capability, allowing the Company to focus capital and management attention on developing its North American portfolio of projects.

15 ASX release 7 August 2026 “Elevra Completes Sale of E45/2364 Pegmatite Rights”.
16 ASX release 20 August 2026 “Proposal to Expand Morella Joint Venture”.

QUARTERLY ACTIVITIES REPORT • September 2026	9

Corporate

Extraordinary General Meeting

On 16 July 2026, Elevra held an Extraordinary General Meeting where shareholders approved all five resolutions presented17. This included approval of the issuance of the Upfront Tranche of convertible notes to Canada Growth Fund. Following shareholder approval, Elevra issued the Upfront Tranche of US$46 million (C$65 million) to CGF18. The convertible notes have a five-year maturity, bear interest at CORRA plus 225 basis points, and are convertible into Elevra ordinary shares at A$17.17 per share.

A further US$56 million (C$80 million) Conditional Tranche remains subject to Elevra’s election to draw on the notes, shareholder approval, and other customary conditions.

Binding Offtake Agreement with Mangrove Lithium

In August 2026, Elevra executed a binding spodumene concentrate supply agreement with Mangrove Lithium19. Under the agreement, NAL will supply Mangrove’s downstream conversion facility with up to 144 ktpa of spodumene concentrate on a take-or-pay basis. The initial term of the agreement is seven years, and pricing is linked to market-based spodumene concentrate prices with a floor price of US$1,000/t. The agreement is subject to conditions precedent, including Mangrove securing project financing and taking a Final Investment Decision (FID) by 31 December 2028.

Binding Offtake Agreement with LG Energy Solution

Subsequent to the end of the September 2026 quarter, in October 2026, Elevra executed a binding spodumene concentrate supply agreement with LG Energy Solution20. The agreement covers 240,000 dmt of spodumene concentrate from NAL over a three-year term and the first shipment is expected in CY2026. Pricing is linked to spodumene concentrate market pricing adjusted for lithium content. The agreement provides Elevra with a committed customer for a meaningful portion of NAL’s production and supports the Company’s strategy of building a diversified portfolio of high-quality customers as production increases and the NAL Expansion progresses. The agreement is consistent with Elevra’s strategy of further improving customer offtake terms to deliver greater commercial certainty and better financial outcomes.

17 ASX release 16 July 2026 “Results of 2026 Extraordinary General Meeting”.
18 ASX release 3 August 2026 “Issuance of Upfront Tranche of Convertible Notes”.
19 ASX release 21 August 2026 “Binding Agreement concluded with Mangrove Lithium”.
20 ASX release 8 October 2026 “Spodumene Supply Agreement signed with LG Energy Solution”.
QUARTERLY ACTIVITIES REPORT • September 2026	10

2026 AGM and Board Transition

On 16 October 2026, Elevra released its Notice of Meeting for the 2026 AGM21, to be held on 19 November 2026, and announced a planned Board transition under which the Board will reduce from 8 to 6 Directors following the conclusion of the meeting22. The Nomination and Remuneration Committee has reviewed the Board’s composition to ensure it retains a majority of independent Directors. Non-Executive Directors Allan Buckler and Jorge Beristain will resign at the close of the meeting, and the Board thanks them for their contributions to the Company.

Sale of Ewoyaa Project Interest

Also in October 2026, Elevra completed the sale of its interests in the Ewoyaa Project, including its associated offtake rights, to Huayou for approximately US$71 million in cash (before fees and taxes)23. The divestment supports Elevra’s strategy of simplifying its corporate and operational structure, reducing complexity associated with Ewoyaa’s joint venture and offtake arrangements, and eliminating future capital commitments to the project while increasing the Company’s focus on advancing its North American lithium portfolio.

Cash

Cash and cash equivalents increased by US$63 million to end the September 2026 quarter with a resulting balance of US$319 million (net cash US$240 million)24.

NAL generated profit from operations of US$29 million for the September 2026 quarter primarily due to higher sales volumes, higher realised prices and lower unit operating costs compared to the June 2026 quarter. Overall, NAL reported a net operating cash inflow of US$34 million as a result of profit generated from operations and favourable net working capital movements. The net movement in working capital was driven predominantly by lower trade receivables with higher sales volumes and timing of receipts (US$32 million), partially offset by repayment of the prepayment facility (US$22 million).

Capital expenditure in the September 2026 quarter was US$9 million relating to various planned NAL sustaining capital projects and advancing the NAL Expansion which remains on schedule and in line with budgeted expenditure.

The balance of the prepayment facility, which relates to advance payments based on the value of certain committed future sales of spodumene concentrate, was US$33 million at the end of the September 2026 quarter (June 2026: US$55 million).

The Group reported a net cash inflow of US$39 million for the September 2026 quarter with receipt of proceeds from the issuance of convertible notes (US$46 million) and receipt of proceeds from the sale of Tabba Tabba and the subsequent sale of shares in Wildcat Resources (US$10 million), partially offset by payments relating to the settlement of hedge contracts which were accrued at 30 June 2026 (US$7 million), corporate expenditure (US$5 million), and the payment of other accrued liabilities at 30 June 2026 (US$5 million).

21 ASX release 16 October 2026 “2026 Notice of Annual General Meeting & Proxy Form”.
22 ASX release 16 October 2026 “Planned Board Transition Announced”.
23 ASX release 26 October 2026 “Sale of Ewoyaa Interest Completed”.
24 Net cash is equal to the balance of cash and cash equivalents less the balance of the convertible note facility and prepayment facility.

QUARTERLY ACTIVITIES REPORT • September 2026	11

Figure 4: Net cash flows for September 2026 Quarter

Capital Structure

At 30 September 2026, the Company had the following capital structure:

•	194,016,029 ordinary fully paid shares;
•	8,000,000 unquoted options expiring on 31 December 2028 (EX $4.80);
•	56,678 unquoted options expiring on 12 May 2029 (EX $18.30);
•	2,459,812 unquoted performance rights (expiring various dates).
•	65,000,000 convertible notes

Announcement authorised for release by the Board of Directors of Elevra Lithium Limited.

For more information, please contact:

Andrew Barber

Chief Development and Investor Relations Officer

Email: ir@elevra.com

Phone: +61 7 3369 7058

QUARTERLY ACTIVITIES REPORT • September 2026	12

Information

The following information applies to this report:

•	All references to dollars and cents are United States currency, unless otherwise stated.

•	Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: cost, insurance and freight (CIF); dry metric tonne (dmt); earnings before interest and tax (EBIT); earnings before interest, tax, depreciation and amortisation (EBITDA); free on board (FOB); life of mine (LOM); lithium carbonate (Li2CO3); lithium hydroxide (LiOH); lithium oxide (Li2O); net present value (NPV); run of mine (ROM); thousand tonnes (kt); tonnes (t); and wet metric tonne (wmt).

Forward-Looking Statements

This report may contain certain forward-looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Elevra Lithium Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward-looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward-looking statements will be or are likely to be fulfilled.

Elevra Lithium Limited undertakes no obligation to update any forward-looking statement or other statement to reflect events or circumstances after the date of this report (subject to securities exchange disclosure requirements).

The information in this report does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this report constitutes investment, legal, tax or other advice.

The Company confirms that it is not aware of any new information or data that materially affects the information included in the original market announcement and all material assumptions and technical parameters continue to apply and have not materially changed. The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original market announcements.

QUARTERLY ACTIVITIES REPORT • September 2026	13

About Elevra Lithium

Elevra Lithium Limited (ASX: ELV; NASDAQ: ELVR) is North America’s largest hard-rock lithium producer with a diversified portfolio of high-quality assets across Québec (Canada) and the United States.

Our flagship operation, the North American Lithium (NAL) mine in Québec, Canada has successfully ramped up production of spodumene concentrate, supported by ongoing operational enhancements to increase recovery rates, throughput, and mill utilisation. Following a Mineral Resource upgrade, Elevra completed a Pre-Feasibility Study for a brownfield expansion to increase NAL’s annual spodumene concentrate production and reduce unit operating costs.

Complementing NAL, the Moblan Lithium Project in central Québec represents one of the largest undeveloped spodumene resources in North America, with a Mineral Resource of 121 Mt @ 1.19% Li₂O. Development activities are progressing with feasibility studies targeting a large-scale, long-life operation capable of supplying both domestic and international markets.

Meanwhile, in the United States, our Carolina Lithium Project offers a strategic foothold in a market that is highly reliant upon imports of lithium products.

Looking ahead, Elevra is focused on strategic downstream partnerships to enable further value-added lithium production, positioning the Company to deliver a secure, sustainable supply of critical minerals to global customers. Together, these assets establish Elevra as a growth-focused supplier supporting the global energy transition.

For more information, please visit us at www.elevra.com.

QUARTERLY ACTIVITIES REPORT • September 2026	14

Appendix

	Unit	Q1 FY26	Q2 FY26	Q3 FY26	Q4 FY26	Q1 FY27
Physicals[25]
Ore mined	wmt	338,341	389,801	370,508	372,938	466,499
Ore crushed	wmt	349,698	361,485	350,202	384,307	388,158
Ore processed	dmt	341,780	351,592	346,324	358,806	364,987
Concentrate produced	dmt	52,003	44,154	47,332	54,479	54,907
Concentrate sold	dmt	25,975	66,016	55,526	33,977	58,134

Unit Metrics
Average realised selling price (FOB)[26]	US$/dmt	784	998	1,453	921	1,276
Unit operating cost per tonne sold (FOB)[27]	US$/dmt	818	812	884	907	780

Production Variables
Mill utilisation	%	87%	89%	94%	92%	91%
Recovery	%	69%	62%	66%	71%	70%
Concentrate grade produced	%	5.2%	4.9%	5.0%	5.0%	5.1%

25 Numbers presented may not add up precisely to the totals provided due to rounding.
26 Average realised selling price is calculated on an accruals basis and reported in US$/dmt sold, FOB Port of Québec (to July 2026) or Trois-Rivières (July 2026 onwards).
27 Unit operating cost sold is calculated on an accruals basis and includes mining, processing, transport, port charges, site-based general and administration costs and cash based inventory movements, and excludes depreciation and amortisation charges, freight and royalties. It is reported in US$/dmt sold, FOB Port of Québec (to July 2026) or Trois-Rivières (July 2026 onwards).

QUARTERLY ACTIVITIES REPORT • September 2026	15